UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2003

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No    X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

SIGNATURES
Notification of directors’ interests: Companies Act 1985 s.329
SHARE REPURCHASE
SHARE REPURCHASE
SHARE REPURCHASE
SHARE REPURCHASE
SHARE REPURCHASE
Notification of directors’ interests: Companies Act 1985 s.329
SHARE REPURCHASE
SHARE REPURCHASE
SHARE REPURCHASE
Notification of directors’ interests: Companies Act 1985 s.329
Notification of directors’ interests: Companies Act 1985 s.329
Document Viewing Facility
SHARE REPURCHASE
Notification of directors’ interests: Companies Act 1985 s.329
SHARE REPURCHASE
SHARE REPURCHASE
SHARE REPURCHASE
SHARE REPURCHASE
Document Viewing Facility

Signatures
Notification of directors’ interests: Companies Act 1985 s.329
Share repurchase
Share repurchase
Share repurchase
Share repurchase
Share repurchase
Notification of directors’ interests: Companies Act 1985 s.329
Share repurchase
Share repurchase
Share repurchase
Notification of directors’ interests: Companies Act 1985 s.329
Notification of directors’ interests: Companies Act 1985 s.329
Share repurchase
Annual Report & Accounts Barclays PLC — Documents available for inspection at the Document Viewing Facility
Notification of directors’ interests: Companies Act 1985 s.329
Share repurchase
Share repurchase
Share repurchase
Share repurchase
Annual Report & Accounts Barclays Bank PLC — Documents available for inspection at the Document Viewing Facility

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: April 1, 2003	By: /s/ Simon Pordage Simon Pordage Assistant Secretary

BARCLAYS BANK PLC (Registrant)

Date: April 1, 2003	By: /s/ Simon Pordage
Simon Pordage Assistant Secretary

3 March 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 3 March 2003 that it had between 24 February and 28 February 2003 exercised its discretion and released 909,132 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (the “trust”) notified the Company on 3 March 2003 that it had on 28 February 2003 purchased 5,778 ordinary shares in Barclays PLC at a price of 359.25p per share and 20,102 ordinary shares in Barclays PLC at a price of 347.50p per share. None of the shares purchased was in respect of an award made to a director of Barclays PLC.

3.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust also notified the Company on 3 March 2003 that it had on 21 February 2003 granted rights in the form of nil cost options to the directors of Barclays PLC listed below under the Barclays PLC Executive Share Award Scheme (“ESAS”), to acquire ordinary shares in Barclays PLC. The ESAS options are exercisable from grant for a period of two years and have been granted over a proportion of the shares which were originally provisionally allocated by the trustee under ESAS on 25 February 2000 to the directors listed below. The number of shares under option includes an additional number of shares which have accrued in respect of dividends received by the trustee since February 2000. The total exercise price payable on any exercise of an ESAS option is £0.25p.

Director	Shares Awarded

Mr M W Barrett	71,711
Mr C J Lendrum	21,096
Mr J S Varley	29,526

4.	Professor Sandra Dawson notified the Company on 3 March 2003 that she has a total beneficial interest in 2,000 ordinary shares in Barclays PLC in the name of Henry R C Dawson, a connected person to Professor Dawson.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 85,193,071 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 3rd March 2003 it purchased for cancellation 1,275,000 of its Ordinary shares at a price of 359.877 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 4th March 2003 it purchased for cancellation 1,500,000 of its Ordinary shares at a price of 353.7527 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 5th March 2003 it purchased for cancellation 1,000,000 of its Ordinary shares at a price of 344.9329 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 6th March 2003 it purchased for cancellation 800,000 of its Ordinary shares at a price of 339.3406 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 7th March 2003 it purchased for cancellation 2,177,500 of its Ordinary shares at a price of 337.1832 pence per share.

10 March 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 10 March 2003 that it had between 28 February and 7 March 2003 exercised its discretion and released 438,363 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (the “trust”) notified the Company on 10 March 2003 that it had on between 28 February and 7 March 2003 purchased 278,722 ordinary shares in Barclays PLC at prices ranging from 340.25p per share and 361.50p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

3.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 10 March 2003 that it had on 3 March 2003 purchased a total of 15,231 ordinary shares in Barclays PLC at a price of 361p per share.

4.	The trustee of the Barclays Group Share Incentive Plan (“the SIP”) informed the Company on 10 March 2003 that on 7 March 2003 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 338.25p per share:

Director	Number of Shares

Mr C J Lendrum	37
Mr J S Varley	37

The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding

Mr C J Lendrum	214,373	—
Mr J S Varley	247,553	—

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 85,048,661 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 10th March 2003 it purchased for cancellation 1,335,500 of its Ordinary shares at a price of 333.2599 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 12th March 2003 it purchased for cancellation 3,790,000 of its Ordinary shares at a price of 316.4931 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 14th March 2003 it purchased for cancellation 235,000 of its Ordinary shares at a price of 343.5085 pence per share.

14 March 2003

Notification of directors’ interests: Companies Act 1985 s.329

On 14 March 2003, the Company granted options under the Barclays PLC Incentive Share Option Plan (ISOP) over Barclays PLC ordinary shares at an exercise price of 326p per share to directors of Barclays PLC as follows:

Director	Target Award	Maximum Award
	Number of Shares	Total number of Shares

Chris Lendrum	120,000	400,000
John Varley	120,000	400,000

No consideration was paid on the grant of the options. The option will only become exercisable over the total number of shares under option if the stringent performance targets set at the date of grant are fully satisfied at the end of the relevant performance period. Options will not normally vest until three years after grant.

17 March 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 17 March 2003 that it had on between 11 March and 14 March 2003 exercised its discretion and released 89,909 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (the “trust”) notified the Company on 17 March 2003 that it had on 10 March 2003 purchased 2,089,046 ordinary shares in Barclays PLC at a price of 328.88p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 87,047,798 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

21 March 2003

Barclays PLC

Documents available for inspection at the Document Viewing Facility

Barclays PLC announces that the Annual Report 2002 and the Annual Review and Summary Financial Statement 2002 (incorporating the Notice of Annual General Meeting 2003) have today been submitted to the United Kingdom Listing Authority for publication through the Document Viewing Facility.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 21st March 2003 it purchased for cancellation 100,000 of its Ordinary shares at a price of 387.4 pence per share.

24 March 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 24 March 2003 that it had between 18 March and 21 March 2003 exercised its discretion and released 1,404,275 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (PSP & ESOS) Trust (the “PSP & ESOS trust”) notified the Company on 24 March 2003 that it had on 17 March 2003 exercised its discretion and released 31,892 ordinary shares in Barclays PLC to a participant who exercised his award under the Barclays Group Performance Share Plan (“PSP”). The participant to whom shares were released is not a director of Barclays PLC.

3.	The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the “PSP & ESOS Supplementary trust”) notified the Company on 24 March 2003 that it had on 17 March 2003 exercised its discretion and released 1,848 ordinary shares in Barclays PLC. None of these shares were released to directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 85,609,783 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 24th March 2003 it purchased for cancellation 1,970,000 of its Ordinary shares at a price of 379.85 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 25th March 2003 it purchased for cancellation 650,000 of its Ordinary shares at a price of 370.25 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 27th March 2003 it purchased for cancellation 1,575,000 of its Ordinary shares at a price of 376.36 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 28th March 2003 it purchased for cancellation 200,000 of its Ordinary shares at a price of 366.25 pence per share.

28 March 2003

Barclays Bank PLC

Documents available for inspection at the Document Viewing Facility

Barclays Bank PLC announces that the Annual Report 2002 and the Notice of Annual General Meeting 2003 have today been submitted to the United Kingdom Listing Authority for publication through the Document Viewing Facility.